Exhibit 7.01

MOSSIMO GIANNULLI. WITHDRAWS PROPOSAL TO ACQUIRE ENTIRE PUBLIC
MINORITY STAKE OF MOSSIMO, INC.

SANTA MONICA, CA (August 16, 2005) - Mossimo Giannulli (“Giannulli”), the controlling stockholder, Chairman of the Board and Co-Chief Executive Officer of Mossimo, Inc. (NASDAQ: MOSS) (the “Company”) announced today that he was withdrawing his proposal to acquire the shares of the Company not owned by him.  Giannulli said that while he remained interested in acquiring the Company’s publicly held shares, he did not intend to make a new bid at the Company’s current stock trading levels.

CONTACT: Chad Jacobs, (203) 247-0375